February 14, 2023

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

Washington DC 20549

Re: VV Markets LLC

Offering Statement on Form 1-A

Post-qualification Amendment No. 8

Filed February 2, 2023

File No. 024-11306

Ladies and Gentlemen:

We acknowledge receipt of the comments in the letter dated February 13, 2023 from the staff of the Division of Corporate Finance - Office of Trade & Services (the “Staff”) regarding the Offering Statement of VV Markets LLC (the “Company”), which we have set out below, together with our responses.

Post-qualification Amendment No. 8 Filed February 13, 2023

General

1.We note the collections page of your website, at https://vint.co/app/collections, which states that all collections are currently sold out. However, we note your Series Offering Table starting on page vii, which states that at least two offerings, Series VV-BDX2K  and VV-BXEP21, are currently open. Please advise. If such series are still open, please revise your website to state as much.

The Company has modified its website to include additional explanation regarding the presentation of what is means for an offering to be “Sold Out” and in regards to contacting the Company for offerings that are qualified, but not currently marked on the website. Included below are screenshots of the modified language:

Thank you again for the opportunity to respond to your questions to the offering statement of VV Markets LLC. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson
Andrew Stephenson
Partner
CrowdCheck Law LLP

cc: Nick King

Chief Executive Officer and Director of VinVesto, Inc., the Manager of the Company